June 8, 2015

Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Infinity Property and Casualty Corporation (“the Company”)
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 26, 2015
FILE NO. 000-50167

Mr. Rosenberg,
This letter responds to your letter dated May 26, 2015 in connection with our response to your letter dated April 27, 2015.
Please note below the “SEC COMMENT” / “COMPANY RESPONSE” format.

Form 10-K for the fiscal year ended December 31, 2014

1.
SEC COMMENT: Please refer to your response to our prior comment one. Your disclosure on page 25 indicates that 14% and 21% of your fixed maturity securities are comprised of general obligation and revenue bonds, respectively, at December 31, 2014. You indicate in your response that:

"Based on Barclay's municipal bond information, there is a strong positive correlation among the types of state and municipal bonds the Company holds as well as among the types of revenue bonds. In addition, the annualized returns among the various types of state and municipal bonds do not vary widely."

Please provide us further analysis of your interpretation of this information including how "strong positive correlation" and "do not vary widely" inform your conclusion that general obligation and revenue bonds, which we understand may carry different risks than general obligation bonds as issuers of revenue bonds generally do not have the ability to draw from tax revenues or levy taxes to fund obligations, are not major security types or classes pursuant to ASC 320-10-50-1B and ASC 820-10-50-2B.

COMPANY RESPONSE:
ASC 820-10-50-2B requires the determination of appropriate assets classes to be based on the nature, characteristics, and risks of the asset. The accounting standard does not define risk; but traditional asset management for both asset allocation and performance evaluation relies on the standard deviation of returns for assets, asset classes and sub-classes, and portfolios (along with a similar measure, the correlation, a measure of variability across assets and asset classes) as a proxy for risk. So, for example, asset classes with similar return and risk profiles are considered proxies or substitutes, which may then be combined for analysis or reporting purposes without loss of generality.
With regards to general obligation and revenue municipal bonds, the fact that historical returns for these two sub-asset classes have yielded very similar averages and standard deviations, and that the correlation between returns from these sub-asset classes is nearly 100% suggests, at least from a macro viewpoint, that these two asset sub-classes remain close substitutes for each other.
Of course the use of standard deviation and correlation of asset returns is a macro measure of risk. An analysis of underlying risks for general obligation and revenue bonds further supports the Company’s contention that these two sub asset classes do not need to be reported separately in the 10K. For example, Per ASC 320-10-50-1B, credit quality and economic characteristics shall be considered in determining whether it is necessary to further separate a particular security type into greater detail. The Company does not believe that the credit quality for general obligation bonds are necessarily different than that for revenue bonds, and therefore does not believe separation for reporting is warranted. While general obligation bonds are backed by the full faith and credit and taxing authority of the municipality, each municipality’s ability to raise additional tax revenue to support its bonds may vary from municipality to municipality. So do factors that may impact each municipality’s general fund obligations (e.g. unfunded pension obligations) which may impact the credit quality of the underlying bonds. On the other hand, revenue bonds are backed by dedicated revenue streams, including fees from essential services, such as water or sewer, or even sales tax revenues. In case of revenue shortfalls, municipalities have the ability to raise rates charged for essential services without the need for voter approval. Moreover, the credit quality of revenue bonds is not jeopardized by shortfalls in municipality general funds, which is not the case for general obligation bonds. So credit quality really depends on the specific security and its underlying circumstances, not on the fact that the security is a general obligation or revenue bond.
A comparison of historical default rates for general obligation and revenue bonds shows no material difference between these two sub-asset categories. The following table depicts average cumulative default rates at year 10 for general obligation and non-general obligation bonds for rating levels in which the Company invests (the Company's investment policy statement requires a minimum rating per municipal security of 'A-' while the average rating of all municipal securities in the Company's investment portfolio must be 'AA)':

Rating	General Obligation	Non-General Obligation

Aaa	0.00%	0.00%
Aa	0.01%	0.04%
A	0.02%	0.10%
Source: "Special Comment: US Municipal Bond Defaults and Recoveries, 1970-2013" Moody's Investor Service May 7, 2014

As is evident, while slightly higher for revenue bonds, the default rates for both types of municipal bonds in the rating categories in which the Company invests are inconsequential.
As a result, the Company believes that, based on general risk levels, or underlying risks such as credit quality and the economic characteristics, general obligation and revenue bonds that makeup the Company’s municipal bond portfolio are similar in nature and further disaggregation is not warranted.

2.
In your proposed revised disclosure to our prior comment two, you indicate that the valuation technique is the "application of evaluative pricing models." With respect to your valuation of level 2 fixed maturity securities, please tell us:

•	The type of valuation technique that an evaluative pricing model is and describe each pricing model you use;

•	The extent that you use each model for each class of securities; and

•	Whether each input you list is used in each of the pricing models for each class, and if not, disaggregate those inputs used for each pricing model by class.

COMPANY RESPONSE:
Our third party service provider utilizes evaluated pricing models (principally the market approach and to a lesser extent the income approach) which incorporate available trade, bid and other market information and for structured securities, cash flow. We propose modifying our footnote disclosure (underline indicates addition) beginning with our Quarterly Report on Form 10-Q for the year period June 30, 2015 as follows to indicate the model and inputs used for each class of securities:

Note 3 Fair Value
A third party nationally recognized pricing service provides the fair value of securities in Level 2. A summary of the significant valuation techniques and market inputs for each class of security follows:
U.S. Government: In determining the fair value for U.S. Government securities we use the market approach. The primary inputs to the valuation include reported trades, dealer quotes for identical or similar assets in markets that are not active, benchmark yields credit spreads, reference data and industry and economic events.
State and municipal: In determining the fair value for state and municipal securities we use the market approach. The primary inputs to the valuation include reported trades, dealer quotes for identical or similar assets in markets that are not active, benchmark yields, credit spreads, reference data and industry and economic events.
Mortgage-backed securities: In determining the fair value for mortgage-backed securities we use the market approach and to a lesser extent the income approach. The primary inputs to the valuation include reported trades, dealer quotes for identical or similar assets in markets that are not active, benchmark yields, credit spreads, reference data, industry and economic events.
Asset-backed securities: In determining the fair value for asset-backed securities we use the market approach and to a lesser extent the income approach. The primary inputs to the valuation include reported trades, dealer quotes for identical or similar assets in markets that are not active, benchmark yields, credit spreads, reference data, industry and economic events, monthly payment information and collateral performance.
Corporate: In determining the fair value for corporate securities we use the fair value approach. The primary inputs to the valuation models include reported trades, dealer quotes for identical or similar assets in markets that are not active, benchmark yields, credit spreads (for investment grade securities), observations of equity and credit default swap curves (for high-yield corporates), reference data and industry and economic events.
We review the third party pricing methodologies quarterly and test for significant differences between the market price used to value the security and recent sales activity.

Please contact me if you have any further questions or comments.

Sincerely,

/s/ ROGER SMITH
Roger Smith
Executive Vice President, Chief Financial Officer and Treasurer